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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Hwy., Ste 200
(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury	Farmington Hills	Michigan	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CCO

Title

Notary Public

JEANNE L. APPLE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Mar. 17, 2020
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2016

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

Page No.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have audited the accompanying statement of financial condition of The Enterprise Securities Company (the "Company") (a Michigan corporation) as of September 30, 2016, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of The Enterprise Securities Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Enterprise Securities Company's financial statements. The supplemental information is the responsibility of The Enterprise Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Farmington Hills, Michigan
November 23, 2016

THE ENTERPISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	104,454
Commissions receivable		290,083
Deferred income taxes		15,200
Total Current Assets	$	409,737

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	65,393
State income tax payable		3,977
Federal income tax payable		18,752
Total Current Liabilities		88,122
STOCKHOLDER'S EQUITY		
Common stock - no par value		
Authorized - 60,000 shares		
Issued and outstanding - 1,000 shares		10,000
Retained earnings		311,615
Total Stockholder's Equity		321,615
Total Liabilities and Stockholder's Equity	$	409,737

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2016

REVENUE		$ 4,553,137
EXPENSES		
Commissions	$ 3,980,410	
Officer compensation	200,000	
Reimbursed operating expenses	268,583	
Professional fees	9,260	
Regulatory fees	11,016	4,469,269
INCOME FROM OPERATIONS		83,868
INTEREST INCOME		1,907
INCOME BEFORE INCOME TAX		85,775
INCOME TAX EXPENSE (BENEFIT)		
Current		24,363
Deferred		(1,200)
		23,163
Net Income		**$ 62,612**

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2016

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2015	1,000	$ 10,000	$ 249,003	$ 259,003
NET INCOME	----	----	62,612	62,612
BALANCE - SEPTEMBER 30, 2016	1,000	$ 10,000	$ 311,615	$ 321,615

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 62,612
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income tax benefit	(1,200)
Changes in operating assets and liabilities	
Commissions receivable	(71,319)
Prepaid federal and state taxes	1,406
Commissions payable	(1,391)
Related party payable	(5,896)
Federal income taxes payable	17,450
State income taxes payable	3,977
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,639
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	98,815
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 104,454

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 1 – NATURE OF OPERATIONS

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and money market funds. At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commission earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at their earned amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis.

Securities and Exchange Commission rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through other broker-dealers. The Company promptly forwards all funds of its customers received in connection with its activities to other broker-dealers. The Company does not maintain margin accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Customer Accounts

No client money is held in the Company's bank accounts or in escrow.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal and state statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the temporary difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

The Company evaluates income tax positions using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2016, there were no uncertain tax positions that require an accrual.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital as defined of approximately $255,035, which was approximately $249,160 in excess of its minimum required net capital of $5,875 at September 30, 2016. The Company's ratio of aggregated indebtedness to net capital was .34 to 1 at September 30, 2016.

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company has an expense sharing agreement with an affiliate for a fixed percentage of operating expenses. The Company incurred $268,583 under this agreement as reimbursement of operating expenses for the year ended September 30, 2016.

Included in commission expense for the year ended September 30, 2016 is $3,849,057 of stockholder commissions. At September 30, 2016, commissions payable to the stockholder amounted to $65,393. Included in expenses for the year ended September 30, 2016 is $200,000 of officer compensation paid to the stockholder.

NOTE 5 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to September 30, 2016 through November 23, 2016, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE ENTERPRISE SECURITIES COMPANY
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
YEAR ENDED SEPTEMBER 30, 2016

Computation of net capital:		
Total capital	$	321,615
Nonallowable assets:		
Commissions receivable		51,079
Deferred income taxes		15,200
Total nonallowable assets		66,279
Net capital before haircuts on securities positions		255,336
Haircuts on securities		301
Net capital		255,035
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,875
Excess net capital	$	249,160
Aggregate indebtedness	$	88,122
Ratio of aggregate indebtedness to net capital		**.34 to 1**

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in The Enteprise Securities Company's unaudited September 30, 2016 Part IIA amended FOCUS filing.

See notes to the financial statements

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Enterprise Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Enterprise Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (the "exemption provisions") and (2) The Enterprise Securities Company stated that The Enterprise Securities Company met the identified provisions throughout the most recent fiscal year without exception. The Enterprise Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Enterprise Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Farmington Hills, Michigan
November 23, 2016


PAPPAS
FINANCIAL

EXEMPTION REPORT
SEC Rule 17a-5d4

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- The Enterprise Securities Company is broker/dealer registered with the SEC and FINRA.
- The Enterprise Securities Company claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2016.
- The Enterprise Securities Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule of which the identity of the specific conditions are as follows:
  - The firm restricts its business to the sale of limited partnership/LLC, private placements, investment company shares and variable life insurance products.
  - The firm introduces transactions and accounts of customers or brokers or dealers to another registered securities broker/dealer on a fully disclosed basis
  - The firm will not directly or indirectly receive or hold securities or funds payable to itself or for customers.
  - The firm instructs its customers to make checks payable to the clearing broker/dealer, mutual fund, bank escrow agent or other appropriate third party.
  - The firm does not engage in any firm commitment underwritings.
- The Enterprise Securities Company has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2015 through September 30, 2016, without exception.
- The Enterprise Securities Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2015 through September 30, 2016.

The above statements are true and correct to the best of my and the Firms knowledge and belief.



Norman A. Pappas, President / CCO
The Enterprise Securities Company

30301 Northwestern Hwy, Suite 200 ■ Farmington Hills, MI 48334 ■ 248.539.8282 ■ Fax 248.539.8283 ■ www.pappasfinancial.com

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by The Enterprise Securities Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Enterprise Securities Company's compliance with the applicable instructions of Form SIPC-7. The Enterprise Securities Company's management is responsible for The Enterprise Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016, as applicable with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared quarterly financial statements and net capital calculation, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related client prepared quarterly financial statements and net capital calculation supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Farmington Hills, Michigan
November 23, 2016